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                              March 23, 2022

       Andrew Freedman
       Olshan From Wolosky LLP
       1325 Avenue of the Americas
       New York, NY
       10019

                                                        Re: Turtle Beach Corp
                                                            Soliciting
Materials filed pursuant to Rule 14a-12
                                                            Filed by The
Donerail Group LP, The Donerail Master Fund LP, William
                                                            Wyatt, Harbert
Donerail Fund GP LLC, Donerail Group GP LLC,
                                                            Harbert Fund
Advisors, Inc., Harbert Management Corporation, SCW
                                                            Capital, LP, SCW
Capital QP, LP, SCW Capital Management, LP,
                                                            Trinity Investment
Group, LLC, Robert Cathey, Terry Jimenez, Kimberly
                                                            Kreuzberger,
Katherine L. Scherping, Brian Stech, and Michelle D. Wilson
                                                            File No. 001-35465

       Dear Mr. Freedman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Soliciting Materials filed pursuant to Rule 14a-12

       Soliciting Materials, page 1

   1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal
reputation or make charges of illegal, improper or immoral conduct without factual
foundation. Provide us supplementally, or disclose, the factual foundation for the statement
referring to the "the Board's willful ignorance of its fiduciary obligations..." In this
regard, note that the factual foundation for such assertion must be reasonable. Refer to
Rule 14a-9.
 Andrew Freedman
1325 Avenue of the Americas
March 23, 2022
Page 2
2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for the following:

                your skepticism about "management's ability to change the Company's downward trajectory."
                your disclosure about "interactions with other shareholders, who also seem to have lost all confidence in the Company's leadership."

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameAndrew Freedman                              Sincerely,
Comapany Name1325 Avenue of the Americas
                                                               Division of
Corporation Finance
March 23, 2022 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName